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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                   ----------

                             BELL MICROPRODUCTS INC.
                       (Name of Subject Company (issuer))


                            BELL MICROPRODUCTS INC.
                (Names of Filing Persons (identifying status as
                       offeror, issuer or other person))



3 3/4 % CONVERTIBLE SUBORDINATED NOTES,
          SERIES B DUE 2024                              078137AC0
     (Title of Class of Securities)        (CUSIP Number of Class of Securities)


                                   Copies to:



     HOLLY ANDERSON                                     MELODIE R. ROSE
   CORPORATE SECRETARY                              FREDRIKSON & BYRON, P.A.
  BELL MICROPRODUCTS INC.                     200 SOUTH SIXTH STREET, SUITE 4000
   1941 RINGWOOD AVENUE                               MINNEAPOLIS, MN 55402
SAN JOSE, CALIFORNIA 95131                                 (612) 492-7000
    (408) 451-9400

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------

  TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**


--------------------------------------------------------------------------------

      $109,850,000                                        $11,753.95

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* Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/4 % Convertible Subordinated Notes, Series B due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding.

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** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction. Previously paid.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:      $11,753.95     Filing party: Bell Microproducts Inc.
     Form or Registration No.:   Schedule TO     Date Filed: 12/13/06

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] Third-party tender offer subject to Rule 14d-1    [X] Issuer tender offer subject to Rule 13e-4.
     [ ] Going-private transaction subject to Rule 13e-3.  [ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment (the "Amendment") to Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Bell Microproducts Inc. (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the "Tender Offer") to purchase for cash any and all outstanding 3 3/4 % Convertible Subordinated Notes, Series B due 2024 (the "Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006, as amended by this Amendment (the "Offer to Purchase"), and in the related Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase. Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

ITEMS 1, 4(a)(1), 7(b) AND 11(b).

         Items 1, 4(a)(1), 7(b) and 11(b) of the Schedule TO are hereby amended and supplemented by adding the following:

         On December 19, 2006, the Company reported the results of the Company's Consent Solicitation related to its outstanding Notes pursuant to the Company's previously announced Consent Solicitation. The press release issued by the Company on December 19, 2006 reporting the results of the Consent Solicitation is attached hereto as Exhibit (a)(7) and incorporated herein by reference. A Supplement to the Offer to Purchase dated December 19, 2006 is attached hereto as Exhibit (a)(6) and incorporated herein by reference.


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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 is hereby amended and supplemented to delete the reference to Roger V. Smith as a director and to add the following:


       NAME                           POSITION                        ADDRESS

Michael J. Grainger                   Director                    30452 Via Andalusia
                                                                  San Juan Capistrano, CA 92675

ITEM 12. EXHIBITS.

         Item 12(a) of the Schedule TO is hereby amended and supplemented by adding the following language thereto:


         (a)(6)   Supplement to Offer to Purchase, dated December 19, 2006.

            (7)   Press Release issued by the Company on December 19, 2006.


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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2006


                             BELL MICROPRODUCTS INC.

                             By:      /s/  W. Donald Bell
                                  -------------------------------------------
                             Name: W. Donald Bell
                             Its:  Chairman and Chief Executive Officer


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